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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 21st February 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ England
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

Enclosure:

—Press release 13th February 2003 "Solomon Trujillo appointed Chief Executive Officer of Orange S.A."

SOLOMON TRUJILLO APPOINTED CHIEF EXECUTIVE OFFICER OF ORANGE S.A.

        London, Paris, 13 February 2003.    ORANGE announces that its Board of Directors met on February 13 and has adopted the recommendation of its nomination committee to select Solomon Trujillo, 51, American, as Chief Executive Officer of Orange SA to replace Jean François Pontal who resigned last December. The nomination will be effective March 3, 2003.

        Solomon Trujillo, a successful senior executive of the telecommunication industry has been member of the Orange Board since 2001. Following his MBA from the University of Wyoming in 1974, he began his professional career at Mountain Bell Telephone. He was appointed President and CEO of USWest in 1995 and Chairman in 1999. He retired from this position in June 2000 when the merger between USWest and Qwest Communications was completed. He has been on the Chairman's Council at Alcatel SA since 2000. He serves on the Board of Directors of Pepsi Co; Target Stores and Gannet. Solomon will be based in London and Paris.

        Thierry Breton, Chairman of France Telecom and Orange said: "I am particularly delighted with this choice. I know personally Sol for many years as a great manager and a recognized leader of the telecommunication industry. Sol accepted to fully dedicate himself to the Orange future bringing his operational and innovation skills as well as a broad management expertise. In the interest of Orange shareholders and customers I know I can count on him, with the Orange people and management team, to bring the Orange brand and vision to another level and fully exploit the synergies between Orange and France Telecom".

        Wilfried Verstraete, Chief Financial Officer of Wanadoo is appointed Chief Financial Officer of Orange replacing as of March 3, Simon Duffy who expressed his wish to pursue other career opportunities. Wilfried, a Belgian national, will join the Board of Orange on that date.

        In addition, the Board of Directors nominated David Hobley as independent Director to replace Richard Lapthorne, who has resigned from the Board of Orange as of January 22, 2003 after having accepted the role of Chairman of Cable & Wireless plc. Mr. Hobley, 56, a British national and a former Managing Director at Warburg, is Managing Director at Deutsche Bank in London. He will bring to the Orange Board his broad financial and international business experience.

For further information, please contact:

France Telecom
Bruno Janet	+ 33 1 44 44 88 71
Senior Vice President Group Corporate Information
Nilou Ducastel	+ 33 1 44 44 93 93
Group Press Director France Telecom
Orange Media Centre
Denise Lewis	+ 44 (0) 20 7984 2000
Group Director of Corporate Affairs
Niamh Byrne	+ 44 (0) 7977 002 811
Group Head of Global Media Relations

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
Date: 21st February 2003	By:	/s/ PHILIPPE MCALLISTER Philippe McAllister Director

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SOLOMON TRUJILLO APPOINTED CHIEF EXECUTIVE OFFICER OF ORANGE S.A.
SIGNATURES